August 26, 2024

VIA EDGAR

Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Aspiration Funds (the “Registrant”) File No. 333-192991

Ms. Lithotomos:

This letter responds to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Mark Perlow and Stephen Cohen of Dechert LLP (“Dechert”) in a call on August 22, 2024, concerning the preliminary proxy statement (the “Proxy Statement”) filed by the Registrant on August 13, 2024, on behalf of the Aspiration Redwood Fund (the “Fund”). We have summarized the SEC Staff’s comments below, followed by the Registrant’s responses.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the Proxy Statement.
1.	Comment: Please include information relating to the rescission offer in the Questions and Answers associated with the applicable Proposals.

Response: The Registrant confirms that definitive proxy statement will include information regarding the rescission offer in the Questions and Answers associated with the applicable Proposals.

2.	Comment: Please supplementally confirm that the Current Adviser will pay for all expenses and any losses to the Fund in connection with the rescission offer.

Response: The Registrant confirms that the Current Adviser will pay for all expenses and any losses to the Fund in connection with the rescission offer.

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If you have any questions concerning the foregoing, please do not hesitate to call me at 415.262.4530.
Very truly yours,

/s/ Mark Perlow

Mark Perlow

cc:	Tim Newell Matt Bergin Aspiration Fund Adviser, LLC